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Eugene Lisovskiy

3 x founder 💪 2 exits 🦄 growth hacker 🤓 engineer 👨‍💻 Co-Founder/CEO 🏀 LevelUpBasket.com (raising), ex-CEO 🌎 MAPS.ME (150M users), ex-CMO 📚 LITRES.com (25M users). I stand with 🇺🇦

Followers 5,440

Talks about #product, #startup, #strategy, #sportstech, and #growthhacking



Eugene Lisovskiy (He/Him) • You
3 x founder 💪 2 exits 🦄 growth hacker 🤓 engineer 👨‍💻 Co-Foun...
3w •

7.4k monthly active users at 18k install base = 41% of active base. That looks very good, especially with out stable ~70% of organic traffic. We had just 75 paid installs yesterday at 222 new installs. And we have all time record today: 36 active users in 30 minutes 🥳 In the current product we have just 30% of features planned. More beautiful features to come: pick up games team finder, integrated casual mobile game(s), NBA games news with voting and coins rewards, more options for non paying users to stay engaged in the app, and more new UI for connecting with coaches for online training. All those features are adding more value for player and more reasons to use the app regularly. Higher retention = higher LTV & ROAS. Stay tuned folks and support us in our crowdfunding launch https://lnkd.in/gUQic69x 😁
#metrics #growth #startup #retention #roas #ltv

—-
Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

14:47 | 14:48

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PREMIUM

Eugene Lisovskiy

3 x founder 💪 2 exits 🦄 growth hacker 🤓 engineer 👨‍💻 Co-Founder/CEO 🏀 LevelUpBasket.com (raising), ex-CEO 🌎 MAPS.ME (150M users), ex-CMO 📚 LITRES.com (25M users). I stand with 🇺🇦

Followers 5,440

Talks about #product, #startup, #strategy, #sportstech, and #growthhacking



Eugene Lisovskiy (He/Him) • You
3 x founder 💪 2 exits 🦄 growth hacker 🤓 engineer 👨‍💻 Co-Foun...
3w • Edited •

This week is going to be very intense! 🥳 I have 3 things to share:
1) NY Tech Week is happening now for founders and investors 🤝
2) We're conducting our own event on Friday with my friend Dasha Timbuș so all investors who want to meet me in person please RSVP here: https://lnkd.in/eeXt52hF
3) I've entered Newchip Accelerator these folks will help us raise even more in the next 3-4 months.
And we are 2 weeks away from the massive public launch on Wefunder crowdfunding platform 💸: https://lnkd.in/e6WrUZHq
Support us, support global basketball 🏀. Let's make a world a peaceful place ☮️
Invest in future of basketball today! ❤️

=====
Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#fundraising #techweek #accelerator #future #basketball #startup



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3 reasons why I create a basketball startup:
1. I have been playing basketball since I was 12.
2. It's my passion to build global mass-market digital products.
3. Basketball is the 2nd most popular game in the world, with 500M players and 2.2B fans.
wefunder.com/levelup-basket...


SECOND ONE
IT'S MY
PASSION TO BUILD
GLOBAL

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Eugene Lisovskiy
@lisovskiy_e
3x founder, 2 exits, Co-Founder & CEO: LevelUpBasket.com, ex-CEO: MAPS.ME (150M installs), ex-CMO: LITRES.com (25M users). I stand with Ukraine 🇺🇦

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Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. =>

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No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Eugene Lisovskiy is 🥳 feeling excited in **Chelsea, Manhattan**.

October 10 at 12:19 PM ·

This week is going to be very intense! 🥳 I have 3 things to share:

1) NY Tech Week is happening now for founders and investors 🤝

2) We're conducting our own event on Friday with my friend Dasha Timbuș so all investors who want to meet me in person please RSVP here: https://lu.ma/castingform-nyc

3) I've entered Newchip Accelerator these folks will help us raise even more in the next 3-4 months.

And we are 2 weeks away from the massive public launch on Wefunder crowdfunding platform 💸: https://wefunder.com/levelup-basketball

Support us, support global basketball 🏀 Let's make this world a peaceful place ☮️

Invest in future of basketball today! ❤️

#fundraising #techweek #accelerator #future #basketball #startup

=====

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

